

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2019

Christopher Bruno
Chief Executive Officer
RSE Collection, LLC
250 Lafayette Street, 3rd Floor
New York, NY 10012

> **Re: RSE Collection, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 12**
> **Filed January 31, 2019**
> **File No. 024-10717**

Dear Mr. Bruno:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 12

General

1.   Please include financial statements satisfying the requirements of Part F/S to Form 1-A in the offering circular. Refer to General Instruction III to Form 1-A and footnote 373 and the accompanying text in Securities Act Release No. 33-9741 (June 19, 2015).

2.   Refer to pages 15 and 270 of the Post-qualification Amendment No. 10 filed November 16, 2018 and incorporated by reference. We note that the exclusive jurisdiction provision identifies the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal or state courts in Delaware) as the exclusive jurisdiction for litigation arising under the Operating Agreement. Please disclose whether this provision applies solely to state law claims. If it does not apply solely to state law claims, then we note that Section 22 of the Securities Act creates

concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive jurisdiction provision in the Operating Agreement states this clearly. In addition, revise your disclosure on pages 19 and 285 of the exclusive jurisdiction provision so that it is consistent with section 15(b) of the Operating Agreement, which states that if "the Chancery Court in the State of Delaware shall not have jurisdiction over such matter, then such suit, action or proceeding may be brought in other federal or state courts located in the State of Delaware."

3.   Please disclose the waiver of jury trial provision in Section15(c) of the Operating Agreement and clearly state whether this provision applies to claims under the federal securities laws.

4.   Please add a risk factor describing the risks attendant to the exclusive jurisdiction and waiver of jury trial provisions of the Operating Agreement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Anne Parker, Assistant Director, at (202) 551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Daniel McAvoy